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Exhibit 12.1

TRIUMPH GROUP, INC.
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends(1)
(in thousands)

	Fiscal year ended March 31,
	2011	2010	2009	2008	2007
EARNINGS AS DEFINED
Income from continuing operations, before in-come taxes	$234,477	$126,455	$135,865	$106,383	$74,004
Fixed charges	96,059	35,296	26,334	27,646	22,111
Less: Interest capitalized	(1,289)	—	—	—	—
Plus: Amortization of capitalized interest	—	—	—	—	—

TOTAL EARNINGS, AS DEFINED	$329,247	$161,751	$162,199	$134,029	$96,115

FIXED CHARGES, AS DEFINED
Interest expense	$67,604	$21,915	$13,388	$14,351	$12,572
Interest capitalized	1,289	—	—	—	—
Interest portion of rental expenses	15,352	5,234	5,054	5,154	4,603
Amortization of capitalized expenses related to debt	4,205	1,951	1,685	2,289	2,287
Accretion of debt discount	7,609	6,196	6,207	5,852	2,649

TOTAL FIXED CHARGES, AS DEFINED	$96,059	$35,296	$26,334	$27,646	$22,111

RATIO OF EARNINGS TO FIXED CHARGES	3.4	4.6	6.2	4.8	4.3

(1)
There was no preferred stock outstanding for each of the periods indicated.

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  Exhibit 12.1
TRIUMPH GROUP, INC. Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends(1) (in thousands)